TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES REPORTS DRILLING TO COMMENCE ON THE
GIL JOINT VENTURE – FAIRBANKS, ALASKA

For Immediate Release: September 20, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce, as reported by Kinross Gold Corporation (our Joint Venture partner), that following an extensive soil sampling program on the Gil J/V property, up to 7,000 feet of R/C drilling will commence on September 27, 2004, by Kinross Gold Corporation, on several targets on the J/V property.

Exploration updates for the Gil Joint Venture Claims as reported by Kinross Gold Corporation:

  First pass soil sampling within the Gil Exploration Program is 90% complete. Work accomplished includes the construction of approximately 40,000 feet of soil line and the collection of 488 soil samples.

  Exploration in the Main Gil Area and along Sourdough Ridge has generated several new targets. These targets consist of soil samples with anomalous gold associated with calc-silicate rocks and/or quartz veining.

  A 400-foot trench was excavated, mapped, and sampled on Sourdough Ridge. The 400-foot trench exposed 100 feet of calc-silicate rock with abundant quartz veining. Visible gold has been identified in two of the quartz veins. Assay results on this trench are pending.

  Initial soil sampling has been completed on All Gold Ridge, Too Much Gold Ridge and Intrusive Ridge. Fieldwork has outlined a small outcrop of intrusive rocks along Intrusive Ridge. Soil samples in and around the intrusive rock have gold values ranging from 14 and 22 ppb Au. On All Gold Ridge, fieldwork located calc-silicate rocks along strike with the Main Gil unit. Soil samples taken from the area of these calc-silicate rocks assay approximately 28 ppb Au. Too Much Gold Ridge assays are still pending.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), Fish Creek is where we are to perform reverse circulation drilling of a high grade placer deposit, and has recently discovered an intrusive with indicator minerals similar to that of Kinross’s Fort Knox Deposit, and the Stepovich

Claims, which Teryl has a 10% net profit interest from Kinross. The Company also has a 100% interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims in Alaska. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Investor Relations
877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.